UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Internet Patents Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

46063G101

(CUSIP Number)

March 12, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. John H. Lewis I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 65,410
	6.	Shared Voting Power 1,047,659
	7.	Sole Dispositive Power 65,410
	8.	Shared Dispositive Power 1,047,659
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,113,069
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.4%
12.	Type of Reporting Person (See Instructions) IN

Page 2 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. Osmium Partners, LLC I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,047,659
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,047,659
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,047,659
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.5%
12.	Type of Reporting Person (See Instructions) IA, OO

Page 3 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. Osmium Capital, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 464,936
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 464,936
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 464,936
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) PN

Page 4 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. Osmium Capital II, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 462,423
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 462,423
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 462,423
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) PN

Page 5 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. Osmium Spartan, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 120,300
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 120,300
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 120,300
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.6%
12.	Type of Reporting Person (See Instructions) PN

Page 6 of 10 pages

CUSIP No. 46063G101

1.	Names of Reporting Persons. Osmium Diamond, LP I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

Page 7 of 10 pages

EXPLANATORY NOTE

As of March 12, 2014, the Reporting Persons have determined that they are eligible to re-file on Schedule 13G instead of Schedule 13D and they have elected to do so.

Item 1.

(a)	The name of the issuer is Internet Patents Corporation (the “Issuer”).

(b)	The principal executive office of the Issuer is located at 101 Parkshore Drive, Suite 100, Folsom, CA 95630.

Item 2.

(a)	This statement (this “Statement”) is being filed by John H. Lewis, the controlling member of Osmium Partners, LLC, a Delaware limited liability company (“Osmium Partners”), which serves as the general partner of Osmium Capital, LP, a Delaware limited partnership (the “Fund”), Osmium Capital II, LP, a Delaware limited partnership (“Fund II”), Osmium Spartan, LP, a Delaware limited partnership (“Fund III”), and Osmium Diamond, LP, a Delaware limited partnership (“Fund IV”) (all of the foregoing, collectively, the “Filers”). The Fund, Fund II, Fund III and Fund IV are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund, Fund II, Fund III and Fund IV directly own the common shares reported in this Statement (other than the 65,410 shares owned directly by Mr. Lewis). Mr. Lewis and Osmium Partners may be deemed to share with the Fund, Fund II, Fund III and Fund IV (and not with any third party) voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The Principal Business Office of the Filers is 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904.

(c)	For citizenship information see Item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 46063G101.

Item 3.

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2. The percentage ownership of each Filer is based on 7,751,952 shares of Common Stock outstanding as of February 14, 2014, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 as filed with the SEC on February 26, 2014.

Page 8 of 10 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

(a)	Not applicable.

(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2014

John H. Lewis Osmium Partners, LLC Osmium Capital, LP Osmium Capital II, LP Osmium Spartan, LP Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP

Page 10 of 10 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Internet Patents Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: March 12, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP and Osmium Diamond, LP